Filed by ECARX Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: COVA Acquisition Corp.

Commission File No.: 001-40012

Automotive technology firm ECARX to go public in $3.8 billion blank-check deal

The deal includes a $45 million investment from mobility tech company Geely Holding Group, lidar sensor maker Luminar Technologies and automotive company Lotus Technology.

Automotive News

26 May 2022

ECARX Holdings Inc. said on Thursday it would go public through a merger with a blank-check firm in a deal that values the automobile technology company at $3.82 billion.

The deal with COVA Acquisition Corp. includes a $45 million investment from mobility tech company Geely Holding Group, lidar sensor maker Luminar Technologies Inc. and automotive company Lotus Technology.

It is also supported by $300 million raised by COVA Acquisition in its initial public offering (IPO) in February last year.

With facilities in China and Europe, ECARX was founded by Ziyu Shen, its CEO, and Li Shufu, Geely's chairman, in 2017.

Digital cockpits

ECARX develops software and hardware such as digital cockpit and infotainment systems for cars. It serves both combustion-powered vehicles as well as automated and electric cars. Its clients include 12 car brands such as Geely, Lotus, Mercedes-Benz and Smart.

“We are getting bigger and we want to be an international company,” Shen, ECARX’s chairman, said in an interview. “We want to have a very strong international expansion in the next five years.”

ECARX plans to announce partnerships with two new global automaker clients in the next six months, according to Shen. The electrification of cars will be an opportunity for ECARX and contribute about 15 percent of this year’s revenue, he said.

Jun Hong Heng, chairman of COVA Acquisition, said ECARX is well positioned for the next decade. The company could raise additional funding when there’s extra interest, according to Heng.

Driverless cars

“It struck me that this is a very unique opportunity, with the product and the substantial revenue that ECARX has, which is very rare for autotech companies,” he said in an interview.

The merger is expected to close in the fourth quarter, according to Thursday’s statement. UBS Group AG and Morgan Stanley advised ECARX on the deal, while Cantor Fitzgerald acted as capital markets adviser to COVA Acquisition.

COVA Acquisition is led by Heng, founder of San Francisco-based Crescent Cove Advisors, which backs high-growth technology, media and telecommunications ventures in the U.S. and Southeast Asia.

Crescent Cove was an early investor in Luminar, a driverless-car startup founded by entrepreneur Austin Russell. Luminar went public through a SPAC deal in 2020.

Russell, Luminar's CEO, told Reuters that the California-based startup will be investing $15 million in ECARX in a bid to break into the Chinese car market and tap customers such as Geely.

"As things are successful, I don't think it would be surprising if we ultimately collaborate even more, invest even more, as this partnership scales," he told Reuters.

A blank-check firm, or a special purpose acquisition company (SPAC), is a listed shell entity that uses the money raised in its IPO to merge with a private company, taking it public in the process.

Chinese listings in the U.S. have been frozen for months, as Beijing and U.S. regulators have been locked in a dispute over the latter's demand for complete access to the books of U.S-listed Chinese companies.

Reuters and Bloomberg contributed to this report.

Link: https://www.autonews.com/technology/automotive-technology-firm-ecarx-go-public-38-billion-blank-check-deal

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, ECARX Holdings, Inc. (“ECARX”) will file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) that will include a prospectus with respect to ECARX’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of COVA Acquisition Corp. (“COVA”) to vote on the proposed transaction. Shareholders of COVA and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about COVA and ECARX and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of COVA as of a record date to be established for voting on the proposed transaction. Once available, shareholders of COVA will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: COVA Acquisition Corp., 530 Bush Street, Suite 703 San Francisco, California 94108. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

COVA and ECARX and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of COVA and their ownership is set forth in COVA’s filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of COVA’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to COVA Acquisition Corp., 530 Bush Street, Suite 703 San Francisco, California 94108.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of COVA or ECARX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”).

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to COVA and ECARX.

All statements other than statements of historical fact contained in this communication are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of COVA and ECARX, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of COVA and ECARX believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of COVA and ECARX caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by ECARX with the SEC and other documents filed by COVA or ECARX from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Neither COVA nor ECARX can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from COVA shareholders or satisfy other closing conditions in the merger agreement, the occurrence of any event that could give rise to the termination of the merger agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by COVA public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by ECARX with the SEC and those included under the heading “Risk Factors” in the final prospectus of COVA dated February 4, 2021 and in its subsequent filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by COVA or ECARX, their respective directors, officers or employees or any other person that COVA or ECARX will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of COVA and ECARX as of the date of this communication. Subsequent events and developments may cause those views to change. However, while COVA and ECARX may update these forward-looking statements in the future, COVA and ECARX specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of COVA and ECARX as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.